Exhibit 99.3

EMPLOYEE Q&A

1. Why does Nestlé Health Science want to acquire Aimmune?

Nestlé Health Science sees great potential in PALFORZIA, our development portfolio, and our team as the global leaders for the treatment of food allergies. Specifically, PALFORZIA is the world’s first approved treatment for any form of food allergy, with applicability across a wide range of lifecycle applications. With its extensive resources and capabilities, Nestlé Health Science will ensure investment in our programs and will leverage and invest in our platform technologies which have the potential to fuel the development of several exciting and novel agents, potentially benefitting more patients.

We have had a close relationship with Nestlé Heatlh Science since 2016 when its CEO joined our Board, it made its first investment in our company and we entered into a Development Partnership. Nestle Health Science has a leading position in pediatric food allergies, ranging from protection to nutritional solutions, and it is in a partnership to develop a patch that would detect food allergy in infants.

2. What does today’s announcement mean?

Aimmune and one of the companies within the Nestlé Health Science business unit, Société des Produits Nestlé S.A. (SPN), signed an agreement for SPN to acquire Aimmune at a price of $34.50 per share in an all-cash transaction. Both companies’ Boards of Directors support this transaction and believe it is in the best interests of our stockholders. If the transaction closes, we will no longer be a publicly traded company and will become a part of Nestlé Health Science.

3. Who is Nestlé Health Science?

Nestlé Health Science (NHSc) was founded in 2011 with the mission of empowering healthier lives through nutrition. It is a globally managed unit of the Nestlé Group and a globally recognized leader in the field of nutritional science, committed to redefining the management of health. Nestlé Health Science offers an extensive portfolio of science-based consumer health, medical nutrition and supplement brands. Over the years, it has acquired businesses which have innovative ideas, promising strategies, high-quality products, and expertise and capabilities complementary to it, all of which will help further its mission to empower healthier lives through nutrition. These businesses are integrated into NHSc, operating with the same values and commitments, but they retain a level of independence when it comes to sourcing, production and customer relations – the same independence that made it so successful in the first place.

Approximately half of Nestlé Health Science’s business is dedicated to medical nutrition (products that are available only through healthcare providers) and half is dedicated to consumer care, or over-the-counter, nutritional solutions. It’s medical nutrition portfolio includes products most relevant for the institutional sector – including hospitals, long- and short-term care facilities, and homecare – and are typically reimbursed by insurers or public health services. The current portfolio is focused on Pediatric Care & Food Allergy, Adult Medical Care and Acute Care. In 2020, Nestlé Health Science acquired Zenpep® and Viokace®, medications for the treatment of Exocrine Pancreatic Insufficiency (EPI) due to cystic fibrosis or other conditions and used by people who cannot digest food normally because their pancreas does not make enough enzymes. Also in 2020, Nestlé Health Science became the majority owner of Vital Proteins, the market leader in collagen in the United States and a leading lifestyle and wellness platform offering supplements, beverages, and food products.

NHSc is headquartered in Switzerland, has more than 5,000 employees around the world and a presence in 66 countries.

4. What happens next?

In the coming weeks, a wholly-owned subsidiary of Société des Produits Nestlé S.A. (SPN) will commence a tender offer to acquire all outstanding shares of Aimmune common stock not currently owned by Nestlé, and we will file a recommendation statement containing the recommendation of the Aimmune Board of Directors that Aimmune stockholders tender their shares in the tender offer. If the requisite number of shares of Aimmune common stock are tendered during the tender offer, and all other conditions to closing the transaction are met, including obtaining all regulatory approvals, Nestlé will acquire all outstanding shares of Aimmune common stock at a price of $34.50 per share, and Aimmune will merge with the wholly owned subsidiary of SPN making the tender offer, resulting in Aimmune becoming a wholly owned subsidiary of SPN.

5. What happens between now and the closing of the merger? When is the closing date?

Between now and the closing of the merger, we expect little will change in our day-to-day operations. This morning’s announcement is just the first step in a process toward the closing – until then, Aimmune and Nestlé Health Science will remain two separate companies. As such, until the closing, we will continue to operate as we did before the announcement, move forward with plans to grow our business and continue to conduct our business independently from Nestlé Health Science. We need to continue to remain focused on operating solely in the best interest of Aimmune, our stockholders, and our patients.

Our expectation is that the merger will close in the fourth quarter of 2020.

6. How does this transaction affect our budgets?

We will continue to operate the business as we have done before the announcement until the closing, subject to certain contractual approval rights that Nestlé will have. We need to continue to remain focused on operating solely in the best interest of Aimmune, our stockholders, and our patients.

7. Will the current management team remain in place until the closing?

Aimmune’s management team will continue to guide Aimmune actively and directly on a day-to-day basis until the transaction closes. Aimmune leadership is committed to executing this transaction successfully and ensuring a smooth closing and integration.

8. What does this do to my role within Aimmune? Will there be a job for me or will my position be eliminated? Will there be layoffs as a result of the acquisition?

We understand that these are uncertain and challenging times and there are many unknowns at this time. Please know that there will be no immediate impact to your current role as a result of this transaction. It is extremely important that everyone remains focused on their day-to-day responsibilities and overall performance objectives. Through the integration process after closing, we and Nestlé Health Science will be evaluating specific roles in the combined company.

9. How will the transition be managed? Will there be a team and regular updates about the integration between the companies?

The transaction is expected to close in the fourth quarter of 2020. We will continue to promote transparency with all employees by providing periodic updates on any potential integration plans, but please keep in mind that until the closing, we are just planning for integration. Until the closing, Aimmune and Nestlé Health Science are and will remain two separate companies. The Aimmune integration team will be led by Andrew Oxtoby and we will announce the team make-up shortly.

10. What should I do if someone from the media asks me about the deal?

Refer any requests from media to Samina Bari, SVP, Corporate Affairs. Other than referring incoming inquiries, no one should have any contact with the media regarding the transaction.

11. Who should we contact if we have questions?

If you have any questions, we encourage you to speak with an Executive Team member or your manager. In addition, for any compensation or benefits related questions, please ask a member of the HR team. For stock related questions, please contact Suhki Thethy. We realize that you may have many questions over the coming days and weeks. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made, with the most information likely available following the close.

12. What information about the transaction can I share outside Aimmune?

In general, employees should avoid sharing written information about the transaction outside the company. However, you may share the press release that was distributed to all employees. In addition, you may not speak about the transaction on behalf of Aimmune.

13. What is the communication plan for external parties, such as investigators, allergists, vendors, etc., to ensure they feel informed and supported? What messaging shall we convey as we continue to talk with them in the days to come?

The Aimmune Executive Team will organize our communication plan for our partners and vendors. To the extent any third parties ask questions of you regarding the transaction, please let them know that we appreciate their interest and that,until the transaction closes, which is expected in the fourth quarter, Aimmune will continue to operate as an independent company. After the closing, we expect to continue to grow our business and our relationships with our valued partners and vendors. In the meantime, they can read more in our press releases, which can be found on www.Aimmune.com.

14. How will we form relationships with Nestlé Health Science’s management and transition?

Aimmune and Nestlé will create joint integration teams that will manage our engagement with Nestlé during the transition after the closing.

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Aimmune Therapeutics, Inc. (“Aimmune”). The solicitation and the offer to purchase shares of Aimmune’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sociétés des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Nestlé”) and SPN MergerSub, Inc., a Delaware corporation (“Merger Sub”) intend to file with the Securities and Exchange Commission (“SEC”). In addition, Aimmune will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 transaction statement, in each case with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Nestlé, Merger Sub and Aimmune with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Aimmune under the “Investors & Media” section of Aimmune’s website at www.aimmune.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT AND THE SCHEDULE 13E-3 TRANSACTION STATEMENT OF AIMMUNE, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of August 29, 2020 by and among Aimmune, Merger Sub and Nestlé. Additional statements include, but are not limited to, statements regarding: Aimmune’s expectations regarding the potential benefits of PALFORZIA; Aimmune’s expectations regarding the potential commercial launch of PALFORZIA; and Aimmune’s expectations regarding potential applications of the CODIT approach to treating life-threatening food allergies.

Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Aimmune stockholders tendering their shares in the tender offer; the possibility that competing offers may be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to Aimmune’s business, including the risks and uncertainties detailed in Aimmune’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Nestlé, the Solicitation/Recommendation Statement and the Schedule 13E-3 transaction statement to be filed by Aimmune in connection with the tender offer. Risks and uncertainties that contribute to the uncertain nature of the forward-looking statements regarding Aimmune’s business may include: the expectation that Aimmune will need additional funds to finance its operations; Aimmune’s dependence on the success of PALFORZIA; Aimmune’s ability to build a commercial field organization and distribution network; the degree of acceptance of PALFORZIA among physicians, patients, healthcare payors, patient advocacy groups and the general medical community; Aimmune’s ability to obtain favorable coverage and reimbursement from third-party payors for PALFORZIA; Aimmune’s reliance on third parties for the manufacture of PALFORZIA; Aimmune’s ability to implement and comply with the REMS for PALFORZIA; possible regulatory developments in the United States and foreign countries; and Aimmune’s ability to attract and retain senior management personnel.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Aimmune undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

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